Exhibit 4(c)

MCDONALD’S CORPORATION
DESCRIPTION OF SECURITIES

DESCRIPTION OF COMMON STOCK

McDonald’s may issue, from time to time, shares of our common stock, the general terms and provisions of which are summarized below. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the applicable provisions of our Restated Certificate of Incorporation, our Amended and Restated By-Laws, and the DGCL. The prospectus supplement relating to an offering of our common stock will describe the details of the offering including the number of shares offered, the initial offering price and updated market price and dividend information.

Authorized Shares

McDonald’s is authorized to issue up to 3.5 billion shares of common stock with one cent ($0.01) par value per share.  As of December 31, 2019, we had approximately 1.7 billion shares of common stock issued (including approximately 914.3 million shares held in treasury) and had reserved approximately 42.5 million shares of common stock for issuance under various employee or director incentive compensation and option plans. Shares of common stock are listed on the New York Stock Exchange under the symbol “MCD”.

Dividend Rights

Holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of assets legally available for their payment, subject to the rights of holders of any preferred stock outstanding.

Voting Rights

Subject to any rights of the holders of any series of preferred stock pursuant to applicable law or the provision of the certificate of designation creating that series, all voting rights are vested in the holders of shares of common stock. Each holder of common stock is entitled to one vote per share, and voting rights are noncumulative.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of any series of outstanding preferred stock have received their liquidation preferences in full.

Other Rights

Holders of shares of common stock are not entitled to preemptive rights.  Shares of common stock are not convertible into shares of any other class of capital stock.  If we merge or consolidate with or into another company and as a result our common stock is converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock will be entitled to receive the same kind and amount of consideration per share of common stock.

Transfer Agent and Registrar

Computershare Investor Services, LLC is the transfer agent and registrar for our common stock.

Provisions Related to a Change in Control

Some provisions of our Restated Certificate of Incorporation, our Amended and Restated By-Laws and the DGCL may have the effect of delaying, deferring or preventing a tender offer for or the attempted takeover of the Company.  Our Restated Certificate of Incorporation and Amended and Restated By-Laws, in accordance with the DGCL, provide for the following:

Board of Directors.  That (a) the Board of Directors may establish the number of directors who constitute the Board of Directors; and (b) newly-created directorships and vacancies on the Board of Directors other than at the annual meeting are filled by majority vote of the remaining directors.

Special Meetings.  That special meetings of stockholders may be called only by our Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors or by the Secretary of the Company at the written request of stockholders who have a “net long position” (as defined in our Restated Certificate of Incorporation) of not less than 25% of the outstanding shares of our common stock.

Stockholder Action by Written Consent.  That all stockholder action be taken at a duly called annual or special meeting of the stockholders and not by any consent in writing.

Requirements for Advance Notification of Stockholder Nominations and Proposals.  That we must be given advance notice for a stockholder to nominate directors for election and to present any other business at a stockholder meeting.

Delaware Takeover Statute.  We are subject to Section 203 of the DGCL.  In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner or, upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the outstanding voting stock (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers, and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who (i) owns 15% or more of a corporation’s outstanding voting stock, or (ii) is an affiliate or associate of a corporation who owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s outstanding voting stock; and the affiliates and associates of such person. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Additional Authorized Shares of Capital Stock.  The additional shares of authorized common stock and preferred stock available for issuance could be issued at such times, under such circumstances and with such terms and conditions as to further delay, deter or prevent a change in control.